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                                                             EXHIBIT 12

                   ANADARKO PETROLEUM CORPORATION
          CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS
             OF EARNINGS TO FIXED CHARGES AND EARNINGS
      TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six Months Ended June 30, 1997 and Five Years Ended December 31, 1996

                 Six Months
                   Ended
                  June 30                 Years Ended December 31
thousands           1997      1996      1995     1994     1993      1992

Gross Income       $92,975  $196,763  $65,624  $90,794  $106,824  $68,311
Rentals              3,841     4,234    2,457    2,814     3,069    2,737

Earnings            96,816   200,997   68,081   93,608   109,893   71,048
Gross Interest
  Expense           27,173    55,986   52,557   41,635    38,000   36,620
Rentals              3,841     4,234    2,457    2,814     3,069    2,737

Fixed Charges      $31,014   $60,220  $55,014  $44,449   $41,069  $39,357
Ratio of Earnings
  to Fixed Charges    3.12      3.34     1.24     2.11      2.68     1.81

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses, and the estimated interest component of rentals. Certain amounts for prior years have been restated to conform to the current presentation.

During the six months ended June 30, 1997 and five years ended December 31, 1996, there were no shares of preferred stock outstanding.
Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends for each of the six months and five years is the same as the ratio of earnings to fixed charges.



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